SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

INFORMATION STATEMENT PURSUANT TO
SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

_______________

       CYBERFUND, INC.
(Name of Subject Company)

Common Stock, par value $.001 per share
(Title of Class of Securities)

232472-10-0
(CUSIP Number of Class of Securities)

Laurence Alexander
President and Chief Executive Officer
c/o ROK Entertainment Group Ltd.
ROK House, Kingswood Business Park
Holyhead Road, Albrighton
Wolverhampton WV7 3AU
United Kingdom
                                         Tel.: 44-1902-374896
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

_______________

With a copy to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166
Phone: (212) 801-9200
Facsimile: (212) 801-6400
Attn: Spencer G. Feldman, Esq.

CYBERFUND, INC.
ROK House, Kingswood Business Park
Holyhead Road, Albrighton
Wolverhampton WV7 3AU
United Kingdom
Tel.: 44-1902-374896

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

November 20, 2007

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Cyberfund, Inc. at the close of business on November 14, 2007 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of Cyberfund’s Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about November 20, 2007.

No Vote or Other Action by Cyberfund’s Stockholders is Required in Response to this Information Statement. Proxies Are Not Being Solicited.

On November 14, 2007, Cyberfund completed a share exchange transaction, in which it issued to the shareholders of ROK an aggregate of 45,956,161 shares of its common stock in exchange for substantially all the outstanding shares of capital stock of ROK. ROK designs and develops technology to deliver audio-visual content to mobile phones, including delivery of games, television feeds, recorded entertainment and other programming.

As a result of the share exchange transaction, ROK became a subsidiary of Cyberfund and ROK’s former shareholders acquired a majority of the outstanding shares of common stock, par value $.001 per share, of Cyberfund. The share exchange was completed pursuant to the terms of a Share Exchange Agreement, dated as of April 27, 2007, between Cyberfund and ROK, as amended.

As a result of the share exchange transaction, control of Cyberfund passed to the former ROK shareholders. See “Voting Control and Management.” In accordance with Cyberfund’s by-laws for filling newly-created board vacancies, Mark G. Hollo and William J. Reilly, existing Cyberfund directors, appointed Jonathan Kendrick and Laurence Alexander, previous directors of ROK, to serve as additional directors of Cyberfund effective at the closing of the share exchange transaction. On November 14, 2007, following the closing, the four directors additionally proposed James Kendrick, Lord (Benjamin) Mancroft and Alex Renny to serve as directors of Cyberfund, to take effect upon compliance by Cyberfund with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Messrs. Hollo and Reilly also resigned as directors following the closing, with their resignations to take effect only upon compliance by Cyberfund with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

On November 14, 2007, Jonathan Kendrick was appointed Chairman of the Board, Laurence Alexander was appointed President and Chief Executive Officer, James Kendrick was appointed Chief Operating Officer and Alex Renny was appointed Chief Financial Officer, Treasurer and Secretary. At the same time, Messrs. Hollo and Reilly resigned as officers of Cyberfund.

On November 14, 2007, following the closing of the share exchange transaction, Cyberfund had 50,250,876 outstanding shares of common stock. The common stock is the only class of securities of Cyberfund entitled to vote. Each share of common stock is entitled to one vote. Stockholders of Cyberfund will have the opportunity to vote with respect to the election of directors at the next annual meeting of Cyberfund’s stockholders.

VOTING CONTROL AND MANAGEMENT

The following table sets forth the positions and offices presently held with Cyberfund for each executive officer, present director and proposed director, each person’s age as of November 14, 2007, and the number of shares of common stock beneficially owned by each person. The table also includes beneficial holders of at least 5% of Cyberfund’s outstanding common stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o ROK Entertainment Group Ltd., ROK House, Kingswood Business Park, Holyhead Road, Albrighton, Wolverhamption WV7 3AU, United Kingdom.

				Shares of Common Stock Beneficially Owned(1)
Name	Age	Positions held with Cyberfund	Director/ Executive Officer Since	Number of Shares	Percentage of Class(2)

Executive Officers, Present Directors and Proposed Directors:

Jonathan Kendrick	50	Chairman of the Board	November 14, 2007	2,087,830(3)	4.0%

Laurence Alexander	42	President, Chief Executive Officer and Director	November 14, 2007	1,342,032(4)	2.6%

Mark G. Hollo(5)	56	Director	December 2002	3,979,830(6)	7.9%

William J. Reilly(5)	53	Director	December 2002	--	*

James Kendrick	38	Chief Operating Officer and Proposed Director	(7)	416,635(8)	*

Lord (Benjamin) Mancroft	50	Proposed Deputy Chairman of the Board and Director	(7)	152,975(9)	*

Alex Renny	45	Chief Financial Officer, Secretary, Treasurer and Proposed Director	(7)	83,441(10)	*

All executive officers, present directors and proposed directors as a group (7 persons)	--	--	--	8,062,743(11)	15.0%

5% Stockholders:

DeJoria Family Trust	N/A	Stockholder	N/A	10,049,593(12)	19.9%

RBC Trustees (Guernsey) Limited as trustee of The ROK Asset Management Limited Unapproved Pension Scheme	N/A	Stockholder	N/A	6,983,934	13.9%

St. Anne’s Trustees Limited as trustee of The Rok Group Limited Unapproved Pension Scheme	N/A	Stockholder	N/A	6,629,584	13.2%

John Paul DeJoria Nevada Trust	N/A	Stockholder	N/A	4,522,062(13)	9.0%
_______________
*	Less than 1% of outstanding shares.

(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after November 14, 2007, by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Based upon 50,250,876 shares of common stock outstanding on November 14, 2007.

(3)	Includes currently exercisable stock options to purchase 1,613,186 shares of common stock, of which options to purchase 1,112,542 shares are held by Mr. Kendrick’s spouse.

(4)	Represents currently exercisable stock options to purchase shares of common stock.

(5)	The address of Messrs. Hollo and Reilly is 401 Broadway Suite 912, New York, New York 10013.

(6)	Shares owned of record by BR Trust, an entity controlled by Mr. Hollo.

(7)
The election of James Kendrick, Lord (Benjamin) Mancroft and Alex Renny as directors will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

(8)	Includes currently exercisable stock options to purchase 349,883 shares of common stock.

(9)	Represents currently exercisable stock options to purchase shares of common stock.

(10)	Represents currently exercisable stock options to purchase shares of common stock held by Mr. Renny’s spouse.

(11)	Includes currently exercisable stock options to purchase an aggregate of 3,541,517 shares of common stock.

(12)	Includes currently exercisable stock options to purchase 221,552 shares of common stock.

(13)	Includes currently exercisable stock options to purchase 221,552 shares of common stock.

Executive Officers, Present Directors and Proposed Directors

The principal occupations for the past five years (and, in some instances, for prior years) of each of Cyberfund’s executive officers, present directors and proposed directors are as follows:

Jonathan Kendrick became our Chairman of the Board on November 14, 2007, and has served in a similar position with ROK since May 2004. From November 2002, when it was formed, to June 2007, Mr. Kendrick served as Chairman and founder of ROK Corporation Limited, the predecessor to ROK. In 1982, Mr. Kendrick, in conjunction with his brother Michael, founded Lighter Than Air Limited, the largest airship and balloon company in the world which went on to become the Virgin Airship & Balloon Company Limited, partly owned by Sir Richard Branson. It was through helping to launch the Orange brand with an airship that Mr. Kendrick became aware of the massive potential of mobile content. In 1979, Mr. Kendrick secured the European rights for the then-unknown brand of Yokohama Tyres. Mr. Kendrick developed the Yokohama brand through shrewd sponsorship of the young Ayrton Senna and Eddie Jordan before selling the European division of Yokohama back to the Japanese parent group in 1990. He began his career with Goodyear Racing in 1973.

Laurence Alexander became our President and Chief Executive Officer and a member of our board of directors on November 14, 2007, and has served in similar positions with ROK since June 2007. From April 2005 to May 2007, Mr. Alexander served as Chief Executive Officer of Emblaze Mobile, a handset manufacturer, where he delivered several initial public offerings and mergers and acquisitions, and grew the business to one with a turnover of $350 million. From September 2001 to March 2005, he served as Group Director of Products and Devices of O2 and then as President of O2 Asia Pacific, as well as driving the development of O2’s online consolidation in the United Kingdom, Germany, Ireland and Asia. Prior to that, he served until 2002 as Managing Director of Genie (the BT Cellnet subsidiary), which he joined in 2000. From his early start with Simoco International, a mobile network service provider, he moved on to drive the development of the Dutch-owned ISP World Online before it was bought by Tiscali Services S.p.A. of Italy.

Mark G. Hollo has been a member of Cyberfund’s board of directors since December 2002. He also served as the Chairman of the Board, President and Chief Executive Officer of Cyberfund from December 2002 to November 14, 2007. Mr. Hollo has agreed to resign as a director in connection with the appointment of the three proposed directors to Cyberfund’s board of directors. He has extensive experience in investment banking and corporate finance, as well as specialized expertise in the development and financing of private and public companies. Since 2001, Mr. Hollo has been the Chairman and CEO of The Fund LLC, an advisory firm managing private investments. Mr. Hollo received a B.A. degree in International Relations from Georgetown University.

William J. Reilly has been a member of Cyberfund’s board of directors since December 2002. He also served as Chief Financial Officer and Secretary of Cyberfund from December 2002 to November 14, 2007. Mr. Reilly has agreed to resign as a director in connection with the appointment of the three proposed directors to Cyberfund’s board of directors. Mr. Reilly has been engaged in the private practice of law in New York, New York since 1979. From January 2001 to June 2006, was an officer and a member of the board of directors of Executive Hospitality Corp. (formerly Invicta Corporation), a publicly-traded consumer optical manufacturer headquartered in Boca Raton, Florida. From 1996 to 1999, Mr. Reilly was an officer and a member of the board of directors of BusinessNet Holdings Corp. From 1982 to 1983, he was Assistant Counsel to the Speaker of the New York State Assembly and, from 1983 to 1984, as Assistant Counsel to the Chairman of the New York State Assembly Ways and Means Committee. From 1978 to 1981, Mr. Reilly served as a Law Clerk to a Justice of the New York State Supreme Court. From 1980 to 2005, he served with the rank of Commander in the United States Naval Reserve, Judge Advocate General's Corps, specializing in International Law, and transferred to the Retired Reserve in July 2005. Mr. Reilly received his B.A. degree from the State University of New York in 1974, and a J.D. degree from St. John’s University School of Law in 1978.

Lord (Benjamin) Mancroft is expected to become Deputy Chairman of the Board and a member of the board of directors of Cyberfund on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Lord Mancroft has served in similar positions with ROK since January 2005. Lord Mancroft has been a hereditary member of the House of Lords since 1987 and was elected in the 1999 House of Lords reforms to keep his seat. He is familiar with the current regulatory and business environment of the gaming industry in the United Kingdom and has multiple involvements in the gaming industry. He is a member of the Parliamentary Joint Scrutiny Committee on the U.K. 2005 Gambling Act and is a member of the Parliamentary All Party Betting and Gaming Group and the Executive Committee of the Lotteries Council. He is Chairman of Phoenix Gaming Ltd., which has a U.K. nationwide Lottery Operator’s license and also Chairman of New Media Lottery Services plc, a company listed in the U.K. Lord Mancroft is Deputy Chairman of the Countryside Alliance and has been chairman of three charitable foundations, serving currently on the boards of two charities.

James Kendrick became our Chief Operating Officer on November 14, 2007, and has served in a similar position with ROK since January 2005. Mr. Kendrick is expected to become a member of the board of directors of Cyberfund on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Mr. Kendrick has a background in marketing and advertising. From April 2000 to March 2003, he served as Managing Director for Virgin Airship and Balloon Limited, one of the Virgin Group of companies. He has worked with a number of blue-chip brands throughout his career including Proctor & Gamble, Cadbury Schweppes, Budweiser, Tesco, Pepsi, Lloyds TSB, Virgin Atlantic, Monster.com and Volkswagen. James Kendrick is the nephew of Jonathan Kendrick, our Chairman of the Board.

Alex Renny became our Chief Financial Officer, Treasurer and Secretary on November 14, 2007, and has served in various positions with the family of ROK-affiliated companies since October 2002. Mr. Renny is expected to become a member of the board of directors of Cyberfund on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. He has been involved in strategy, corporate development and corporate finance functions. He previously held the title of Director of Strategy and Corporate Development. From November 1999 to October 2002, he worked as an independent management and strategy consultant. Prior to that, he worked in the investment banking sector for ten years as a proprietary trader in fixed income and interest rate derivatives with U.S., British and Japanese organizations, and before that was an Infantry Officer of the British Army, becoming an Arctic Warfare Instructor in the process. Mr Renny gained an M.B.A. from Cranfield School of Management in 1999, passed Sandhurst in 1986 and was awarded a B.Sc. degree in Biochemistry from London University in 1985.

Key Employees

Jeremy Boswell became our Chief Technical Officer on November 14, 2007, and has served in a similar position within the family of ROK-affiliated companies since November 2002. Mr. Boswell works closely with our Chief Operating Officer and is responsible for all systems and platforms on a global basis. He is an experienced software and hardware developer who has run many high-tech development projects. He has created hardware and software platforms and products for one of the most regulated industries in the world, the international casino industry. In the past, Mr. Boswell has worked with customers who have included Atronic, Aristocrat, Spielbank Hamburg, Grips, VLC and Sporting Bet.

Stuart Furnival became our Chief Sales Officer on November 14, 2007, and has served in a similar position with ROK since March 2005. Mr. Furnival is in charge of sales and the development of customer relationships. He is also responsible for the U.K. and international roll-out of our activities and has the further responsibility of the procurement of raw materials and inventory production and management. He is an experienced sales executive with an extensive career. From November 2003 to March 2005, Mr. Furnival worked with 20:20 Logistics. Prior to that, from December 2000 to August 2003, he worked with Atari UK, where he became Managing Director before leaving.

Bruce Renny became our Chief Marketing Officer on November 14, 2007, and has served in a similar position within the family of ROK-affiliated companies since July 2002. Mr. Renny is responsible for the planning and implementation of all aspects of ROK’s marketing function. His role includes strategy, content acquisition, design, public relations and corporate communications. Mr. Renny has experience, internationally, in numerous fields of marketing including advertising, media, sports sponsorship, event management and product promotions. Prior to July 2002, he spent 12 years with Sir Richard Branson’s Virgin Group. While there, he generated in excess of $100 million of revenues in just five years for Virgin’s Lightship Group. He has lived and worked in many countries worldwide. Before joining Virgin, he completed his education at the Royal Military Academy, Sandhurst before being commissioned into the British Army. Bruce Renny is the brother of Alex Renny, our Chief Financial Officer, Treasurer and Secretary.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Meetings of Cyberfund’s Board of Directors

Cyberfund’s board of directors held three meetings during the year ended December 31, 2006.

Board Committees

Cyberfund has not previously had an audit committee, compensation committee or nominations and governance committee. During our 2008 fiscal year, our board of directors expects to create such committees, in compliance with established corporate governance requirements.

Audit Committee. We plan to establish an audit committee of the board of directors. The audit committee’s duties would be to recommend to the board of directors the engagement of independent auditors to audit our financial statements and to review our accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee. We plan to establish a compensation committee of the board of directors. The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers. The compensation committee would also administer our proposed Incentive Compensation Plan, and recommend and approve grants of stock options and restricted stock under that plan.

Nominations and Governance Committee. We plan to establish a nominations and governance committee of the board of directors. The purpose of the nominations and governance committee would be to select, or recommend for our entire board’s selection, the individuals to stand for election as directors at the annual meeting of stockholders and to oversee the selection and composition of committees of our board. The nominations and governance committee’s duties would also include considering the adequacy of our corporate governance and overseeing and approving management continuity planning processes.

Director Compensation

Directors are expected to timely and fully participate in all regular and special board meetings, and all meetings of committees that they may serve on. We expect to compensate non-management directors through stock option or restricted stock grants under our proposed Incentive Compensation Plan, though we have not determined the exact number of options or stock to be granted at this time. Prior to November 14, 2007, directors of Cyberfund were not compensated for their services as directors.

Indebtedness of Directors and Executive Officers

None of our executive officers or present or proposed directors, or their respective associates or affiliates, is indebted to us.

Family Relationships

There are no family relationships among our executive officers and present or proposed directors, except that Jonathan Kendrick, our Chairman of the Board, is the uncle of James Kendrick, our Chief Operating Officer, and Alex Renny, our Chief Financial Officer, Treasurer and Secretary, and Bruce Renny, our Chief Marketing Officer, are brothers.

Legal Proceedings

As of the date of this information statement, there are no material proceedings to which any of our present or proposed directors, executive officers, affiliates or stockholders is a party adverse to us.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

Executive Compensation

The table below summarizes the compensation earned for services rendered to Cyberfund and ROK in all capacities for the years indicated, by its Chief Executive Officer and two most highly-compensated officers other than the Chief Executive Officer.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)

Laurence Alexander (1)	2007		-	-	-	-	-	-
President and Chief	2006		-	-	-	-	-	-
Executive Officer	2005		-	-	-	-	-	-

James Kendrick	2007	182,225	-	-	-	-	-	-
Chief Operating Officer	2006	118,856	-	-	-	-	-	-
	2005		-	-	-	-	-	-

Alex Renny	2007	189,625	-	-	-	-	-	-
Chief Financial Officer,	2006	185,525	-	-	-	-	-	-
Treasurer, Secretary	2005	136,632	-	-	-	-	-	-

Jeremy Boswell	2007	202,575	-	-	-	-	-	-
Chief Technology Officer	2006	199,100
	2005	84,398

Bruce Renny	2007	235,950	-	-	-	-	-	-
Chief Marketing Officer	2006	223,837	-	-	-	-	-	-
	2005	155,961	-	-	-	-	-	-

Mark Hollo (2)	2006	-	-	-	-	-	-	-
Director, former	2005	-	-	-	-	-	-	-
President and Chief	2004	-	-	-	-	-	-	-
Executive Officer

____________________

(1)
Mr. Alexander joined ROK in June 2007. No compensation was paid to him in any of the above periods. Prior to Mr. Alexander, Jonathan Kendrick filled the role of chief executive officer of ROK, and he received no compensation in any of the above periods.

(2)	The information for Mr. Hollo corresponds to the years ended December 31, 2006, 2005 and 2004. Mr. Hollo resigned as an officer of Cyberfund on November 14, 2007.

The aggregate amount of benefits in each of the years indicated did not exceed the lesser of $50,000 or 10% of the compensation of any named officer.

Options/SAR Grants and Fiscal Year End Option Exercises and Values

Cyberfund has not had a stock option plan or other similar incentive compensation plan for officers, directors and employees, and no stock options, restricted stock or SAR grants were granted or were outstanding at any time.

Employment Agreements

Each of Jonathan Kendrick, Laurence Alexander, James Kendrick, Alex Renny, Jeremy Boswell, Stuart Furnival and Bruce Renny has previously entered into an agreement with ROK. Pursuant to these employment agreements, the term of employment is perpetual, subject to retirement or termination by ROK or the employee.

Salaries are paid monthly in arrears on or around the last working day of each calendar month at the rate set out in the agreement schedule. ROK reserved the right to reduce the employee’s salary if duties change as a result of the employee’s incapacity or inability to perform his duties or to suspend payment of salary if the employee is suspended from duty by ROK and/or if the employee is laid off. Salaries are reviewed annually with no commitment to make adjustments.

Severance upon termination is paid in line with the terms of the agreement: during the trial period: 1 week; the end of the trail period until 4 years of completed service: 1 month; 4 years or more: 1 week for each completed year up to 12 weeks maximum notice. The agreement contains a probationary period of three months during which time one week’s prior written notice to terminate the agreement must be given. The probationary period may be extended by ROK. If the employee is deemed to be unsuitable or if for any other reason the employee’s service is not required, the employment will cease at the end of the probationary period.

The agreements also contain covenants (a) restricting the employee from soliciting or accepting work from companies or individuals associated with ROK during the period of employment, and for a period of six months after the termination of employment the employee will not attempt to solicit or accept work from such companies or individuals, and (b) prohibiting the employee from disclosure of confidential information regarding ROK at any time.

Subject to the Patents Act 1977 and the Copyright, Designs and Patents Act 1988 in England, any invention, design or copyright work, including without limitation, all documents, data, drawings, specifications, articles, computer programmes, object codes, source codes, network designs, business logic, notes, sketches, drawings, reports, modifications, tools, scripts or other items, made by the employee during the course of his employment with ROK (whether or not in the course of the employee’s duties) shall immediately upon creation or performance vest in and be and remain the sole and exclusive property of ROK. All right, title and interest in and to the same have been irrevocably and unconditionally assigned to ROK.

The agreements are made within the jurisdiction of the Courts and Employment Tribunals of England and Wales and are governed by the laws of England and Wales.

2007 Incentive Compensation Plan

On November 13, 2007, our board of directors and holders of a majority of our outstanding shares of common stock adopted and approved a new 2007 Incentive Compensation Plan. The purpose of our Incentive Compensation Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us. No awards under the Plan have been made to date.

Administration. Our Incentive Compensation Plan is to be administered by our Compensation Committee, provided, however, that except as otherwise expressly provided in the Plan, the board of directors may exercise any power or authority granted to the committee under our Plan. Subject to the terms of our Plan, the committee is authorized to select eligible persons to receive awards, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the Plan, construe and interpret the Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies in them, and make all other decisions and determinations as the committee may deem necessary or advisable for the administration of our Plan.

Eligibility. The persons eligible to receive awards under our Incentive Compensation Plan are the officers, directors, employees, consultants and other persons who provide services to us. An employee on leave of absence may be considered as still in the employ of our company for purposes of eligibility for participation in our Plan.

Types of Awards. Our Incentive Compensation Plan will provide for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of specified business or personal criteria or goals, as determined by the committee.

Shares Available for Awards; Annual Per-Person Limitations. The total number of shares of common stock that may be subject to the granting of awards under our Incentive Compensation Plan at any time during the term of the Plan will be equal to 9,000,000 shares. This limit will be increased by the number of shares with respect to which awards previously granted under our Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an award to pay the exercise price or any tax withholding requirements.

Our Incentive Compensation Plan imposes individual limitations on the amount of certain awards. Under these limitations, during any 12-month period, the number of options, stock appreciation rights, shares of restricted stock, shares of deferred stock, performance shares and other stock based-awards granted to any one participant under the Plan may not exceed 1,800,000 shares, subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units in any 12-month period is $2,000,000 multiplied by the number of full years in the performance period.

The committee is authorized to adjust the limitations described in the two preceding paragraphs. The committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Stock Options and Stock Appreciation Rights. The committee is authorized to grant stock options, including both incentive stock options, or ISOs, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation rights are determined by the committee, but in the case of an ISO must not be less than the fair market value of a share of common stock on the date of grant. For purposes of our Incentive Compensation Plan, the term “fair market value” means the fair market value of common stock, awards or other property as determined by the committee or under procedures established by the committee. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the committee, except that no option or stock appreciation right may have a term exceeding ten years.

Restricted and Deferred Stock. The committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the committee. A participant granted restricted stock generally has all of the rights of a stockholder of our company, unless otherwise determined by the committee. An award of deferred stock confers upon a participant the right to receive shares of common stock at the end of a specified deferral period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents. The committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of common stock, other awards or other property equal in value to dividends paid on a specific number of shares of common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of common stock, awards or otherwise as specified by the committee.

Bonus Stock and Awards in Lieu of Cash Obligations. The committee is authorized to grant shares of common stock as a bonus free of restrictions, or to grant shares of common stock or other awards in lieu of our obligations to pay cash under our Incentive Compensation Plan or other plans or compensatory arrangements, subject to such terms as the committee may specify.

Other Stock-Based Awards. The committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The committee determines the terms and conditions of such awards.

Performance Awards. The committee is authorized to grant performance awards to participants on terms and conditions established by the committee. Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the committee. Performance awards granted to persons whom the committee expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the committee, be subject to provisions that should qualify such awards as “performance-based compensation” not subject to the limitation on tax deductibility by us under Internal Revenue Code Section 162(m).

The committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards. Awards may be settled in the form of cash, shares of common stock, other awards or other property, in the discretion of the committee. The committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The committee is authorized to place cash, shares of common stock or other property in trusts or make other arrangements to provide for payment of our obligations under our Incentive Compensation Plan.

Awards under our Incentive Compensation Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The committee may, however, grant awards in exchange for other awards under our Plan, awards under other company plans or other rights to payment from us, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

Acceleration of Vesting; Change in Control. The committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration and if so provided in the award agreement or otherwise determined by the committee, vesting will occur automatically in the case of a “change in control” of our company, as defined in our Incentive Compensation Plan (including the cash settlement of stock appreciation rights which may be exercisable in the event of a change in control). In addition, the committee may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.”

Amendment and Termination. The board of directors may amend, alter, suspend, discontinue or terminate our Incentive Compensation Plan or the committee’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of common stock are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to our Plan which might increase the cost of our Plan or alter the eligibility of persons to receive awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the board of directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Our Plan will terminate at the earliest of (a) such time as no shares of common stock remain available for issuance under our Plan, (b) termination of our Plan by the board of directors, or (c) the tenth anniversary of the effective date of the Plan. Awards outstanding upon expiration of our Plan will remain in effect until they have been exercised or terminated, or have expired.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. All such persons have filed all reports.

COPIES OF PUBLIC FILINGS

We will furnish a copy of our annual report on Form 10-KSB for the year ended December 31, 2006 and any exhibit referred to in that filing without charge to each person to whom this information statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request. Any request should be directed to our corporate secretary at c/o ROK Entertainment Group Ltd., ROK House, Kingswood Business Park, Holyhead Road, Albrighton, Wolverhampton WV7 3AU, United Kingdom, telephone 44-1902-374896.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC. Reports and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about its public reference room. Most of our filings also are available to you free of charge at the SEC’s website at http://www.sec.gov or on our website at http://www.rokcorp.com.